UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Wilon Resources, Inc

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

971858 10 5

(CUSIP Number)

Mr. Wayne Anderson

Around the Clock Trading and Capital Management, LLC

33 6th Street South, Suite 204

St. Petersburg, FL 33701

(727) 895-6446

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 971858 10 5

1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Around the Clock Partners, LP Tax ID # 52-2279173
2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions):

OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

Not Applicable
6)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power:

1,176,638*
8) Shared Voting Power:

0*
9) Sole Dispositive Power:

1,176,638*
10) Shared Dispositive Power:

0*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,176,638*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

Not Applicable
13)	Percent of Class Represented by Amount in Row (11):

7.49%*
14)	Type of Reporting Person (See Instructions):

PN

*	Around the Clock Partners, LP, a Delaware limited partnership is the holder of 1,176,638 shares of the common stock, par value $0.001 per share (the “Shares”), of Wilon Resources, Inc., a Tennessee corporation (the “Company”). Wayne Anderson possesses sole power to vote and direct the disposition of all securities of the Company held by Around the Clock Partners, LP. Thus, as of the date of this filing, for the purposes of Reg. Section 240.13d-3, Mr. Anderson is deemed to beneficially own 1,176,638 Shares, or 7.49% of the Shares deemed issued and outstanding as of the date the Company’s 10SB was filed on January 16, 2007.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Wilon Resources, Inc., a Tennessee corporation (the “Company”). The principal executive offices of the Company are located at 3875 Hixson Pike, Chattanooga, TN 37415.

Item 2.	Identity and Background.

The person filing this statement is Wayne Anderson, whose business address is 33 6th Street S, Suite 204, St.Petersburg, FL 33701. Mr. Anderson serves as the managing member of Around the Clock Trading and Capital Management, LLC, a Delaware limited liability company, which is the general partner of Around the Clock Partners, LP, a Delaware limited partnership. Around the Clock Partners, LP is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

Mr. Anderson has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Anderson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Shares described in Item 5 of this Schedule 13D came from the working capital of Around the Clock Partners, LP.

Item 4.	Purpose of Transaction.

Around the Clock Partners, LP acquired and continues to hold the Shares reported in this Schedule 13D for investment purposes. Mr. Anderson intends to evaluate the performance of the Shares as an investment of Around the Clock Partners, LP in the ordinary course of business. Around the Clock Partners, LP pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Mr. Anderson analyzes the operations, capital structure and markets of companies in which Around the Clock Partners, LP invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In addition to the course of ordinary business, this filing has attached Exhibit A, detailing a formal proposal submitted by Around the Clock Partners, LP to acquire all of the outstanding shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Based upon information set forth in the Company’s Form 10SB filed January 16, 2007 there were 15,729,834 Shares issued and outstanding as of January 12, 2007. As of June 28, 2007, Around the Clock Partners, LP is the holder of 1,176,638 Shares. Wayne Anderson possesses sole power to vote and direct the disposition of all securities of the Company held by Around the Clock Partners, LP. Thus, as of June 28, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Anderson is deemed to beneficially own 1,176,638 Shares, or 7.49% of the Shares deemed issued and outstanding as of that date.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit A- Acquisition Proposal of Wilon Resources, Inc. sent via fax to Harry Thompson, President of Wilon Resources, Inc. on June 28, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2007

AROUND THE CLOCK PARTNERS, LP

By:	Around the Clock Trading and Capital Management, LLC, General Partner

By:	/s/ Wayne Anderson
Wayne Anderson Managing Member

Exhibit A

Around the Clock Partners, LP

33 6th Street South

Suite 204

St. Petersburg, FL 33701

Phone 727-895-6446

Fax 727-388-9617

Email info@aroundtheclocktcm.com

June 27, 2007

Wilon Resources, Inc.

Harry Thompson, President

3875 Hixson Pike

Chattanooga, TN 37415

Acquisition Proposal of $.93/share for Wilon Resources, Inc.

Dear Mr. Thompson,

This letter is not meant to attack you nor the Board of Directors. It is a simple plea to allow the Company to be managed on a day to day basis by a group more devoted to shareholders. Since our last offer to acquire all outstanding shares of Wilon Resources, Inc, you have elected to keep the channels of communication locked not only to our group but all shareholders as well. I am not sure what it will ever take to break this silence. At his time, we are submitting a cash offer to acquire all of the outstanding shares of Wilon Resources, Inc for $.93 per share. This proposal translates to a total purchase price of $14,628,745 based on the same number of shares outstanding in our last offer of 15,729,834.

While we certainly feel that the stipulations outlined in our March 13, 2007 offer are justified, we are willing to concede several of these to help expedite this acquisition. A few of the points we are steadfast upon include:

1.	Harry Thompson, the entire Board of Directors, and all personnel return and dissolve any shares issued outside of those on record in the January 12, 2007 Form 10 filing.

2.	The 176 acres purchased by Mr. Thompson through Harlis Trust, titled as Hattens Creek Butler District document #312968395 in the Wayne County, WV county documents, shall be transferred back to the Company with a clean title. The Amine plant housed on this acreage shall be solely owned by the bidding group upon closure.

3.	All wells that Wilon Resources, Inc maintains any percentage of equity ownership within the states of West Virginia and Kentucky must be reworked, repaired, or blown out prior to closure. In summary, all wells and the gathering systems responsible for delivery must be in good repair, in proper working order, and in compliance in the states with which they are producing.

4.	All stock in Wilon Gathering and B.T.U Pipeline shall be transferred to the bidding group upon closure. Both companies shall be debt free at the time of closure or Mr. Thompson shall pay off all debts prior to the transfer of said stock in both companies.

5.	The connection between Wilon Gathering/Wilon Resources and Columbia Natural Resources and/or Columbia Gas Transmission shall be finalized and operational.

6.	The pipelines owned by Wilon Gathering and/or and other Harry Thompson entity, within the states of West Virginia and Kentucky, shall be completed and operational

7.	The bidding group shall be given 60 days from the date of execution of the formal acquisition agreement for due diligence.

We do not feel that any of these stipulations are extraordinarily burdensome. In fact, many of these items are what shareholders have been promised over these past two years while the Company remain shut-in. We are free to discuss any of the items mentioned in this letter, or anything you feel may be pertinent to complete this acquisition.

We ask that you reply to our offer within a reasonable time. This offer will expire on July 9th at 5:00 pm EST. Once again, if you feel a face to face discussion over the proposal will assist in your decision please know that we will be more than willing to honor this request.

Sincerely,

/s/ Wayne Anderson

Wayne Anderson
As Managing Member
Around the Clock Trading and Capital Management, LLC
General Partner of Around the Clock Partners, LP